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SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Schedule 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Micro General Corporation

(Name of Subject Company)

Micro General Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.05 per share

(Title of Class of Securities)

Common Stock: 594838302

(CUSIP Number of Class of Securities)

John R. Snedegar

President and Chief Executive Officer
Micro General Corporation
2510 N. Red Hill Avenue, Suite 230
Santa Ana, California 92705
(949) 622-4444
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Joseph E. Root, Esq.

Micro General Corporation
2510 N. Red Hill Avenue, Suite 230
Santa Ana, California 92705
(949) 622-4444

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.     ☐

i

Item 1.     Subject Company Information

      The name of the subject company is Micro General Corporation, a Delaware corporation (“MGEN”). The address of MGEN’s principal executive offices is 2510 N. Red Hill Avenue, Suite 230, Santa Ana, California 92705. MGEN’s telephone number at that location is (949) 622-4444.

      The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is MGEN’s common stock, par value $0.05 per share (the “Common Stock”). As of June 1, 2002, there were 16,157,943 shares of Common Stock outstanding.

Item 2.     Identity and Background of Filing Person

Name and Address of Person Filing this Statement

      The filing person is the subject company. MGEN’s name, address and business telephone number are set forth in Item 1 above. MGEN’s website address is www.microgeneral.com. The information on MGEN’s website should not be considered part of this Statement.

The Exchange Offer

      This Statement relates to the exchange offer by Fidelity National Information Solutions, Inc., a Delaware corporation (“FNIS”), pursuant to which each outstanding share of Common Stock (the “Shares”) may be exchanged for 0.696 of a share of FNIS common stock (the “Exchange Ratio”). The exchange offer is disclosed in a Tender Offer Statement on Schedule TO filed by FNIS with the Securities and Exchange Commission (the “SEC”) on May 30, 2002 (the “Schedule TO”). The exchange offer is on the terms and subject to the conditions set forth in an offer to exchange prospectus contained in a Registration Statement on Form S-4, dated May 30, 2002 (as amended, from time to time, the “Registration Statement”), that FNIS filed with the SEC (the “Offer to Exchange”), and in the related letter of transmittal and other transmittal documents filed as exhibits to the Registration Statement and mailed to the holders of the Shares (the “Transmittal Documents”). The exchange offer of FNIS, as set forth in the Offer to Exchange and related Transmittal Documents, is referred to herein as the “Offer.”

      The Offer is subject to certain conditions as stated therein. If the conditions to the Offer are met and the Offer is completed, FNIS has represented in its Offer to Exchange that it will effect a merger of MGEN and a wholly-owned subsidiary of FNIS (the “Merger”) as soon as possible thereafter, unless unlawful to do so. If, following the completion of the Offer, FNIS owns at least 90% of the outstanding Common Stock of MGEN, FNIS has represented in its Offer to Exchange that it will effect a short-form merger of MGEN and such wholly-owned subsidiary of FNIS, in which case no further MGEN stockholder or action by the board of directors of MGEN (the “MGEN Board”) will be required for FNIS to complete the short-form merger. If a short-form merger is not available to FNIS following completion of the Offer, FNIS has represented in its Offer to Exchange that it will seek to consummate a merger on substantially the same terms as the short-form merger described above through other available structures, which may require FNIS to seek further FNIS or MGEN stockholder and board of directors approvals.

      The Schedule TO states that the address of FNIS’s principal executive offices is 4050 Calle Real, Santa Barbara, California 93110 and the telephone number at that location is (805) 696-7000.

      With respect to all information described herein as contained in the Offer to Exchange and the Schedule TO, including information concerning FNIS or its affiliates, officers or directors or actions or events with respect to any of them, MGEN takes no responsibility for the accuracy or completeness of such information or for any failure by FNIS to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3.     Past Contacts, Transactions, Negotiations and Agreements

      Except as described in this Statement (including its exhibits) or incorporated into this Statement by reference, to MGEN’s knowledge as of the date of this Statement there were no material agreements, arrangements or understandings or any actual or potential conflicts of interest between MGEN or its affiliates and (a) any of MGEN’s executive officers, directors or affiliates or (b) FNIS or any of FNIS’s executive officers, directors or affiliates.

Compensation of Executive Officers and Directors; Employment Matters

      Certain agreements, arrangements and understandings between MGEN and its executive officers, directors or affiliates are described in MGEN’s Annual Report on Form 10-K/ A for the year ended December 31, 2001 under these captions: “Item 10. Directors and Executive Officers of Registrant,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management,” and “Item 13. Certain Relationships and Related Transactions.” Those items are filed with the SEC as part of Exhibit (e)(1) to this Statement and incorporated herein by reference.

     Compensation of Directors

      Directors who are not employees of MGEN receive $3,000 per meeting of the MGEN Board, and any committee of which they are a member, attended, plus reimbursement for all reasonable out-of-pocket expenses incurred in the performance of their duties as members of the MGEN Board. Directors who are employees of MGEN do not receive any compensation for acting as directors, except for reimbursement of reasonable expenses, if any, for attending meetings of the MGEN Board.

     Indemnification of Executive Officers and Directors

      The Amended and Restated Certificate of Incorporation of MGEN (as amended to date, the “Charter”) provides that, to the fullest extent permitted under the Delaware General Corporation Law (the “DGCL”), any director of MGEN will not be personally liable to MGEN or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as the same exists or hereafter may be amended or (iv) for any transaction from which the director derived an improper benefit. MGEN’s amended and restated bylaws (the “Bylaws”) provide that MGEN will, to the maximum extent permitted under Delaware law, indemnify its directors and officers against expenses (including attorneys’ fees), judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed action, suit or proceeding in which such person was or is a party or is threatened to be made a party by reason of the fact that such person is or was a director or officer of MGEN. The Bylaws also provide that MGEN will advance expenses (including attorneys’ fees) incurred by a director or officer of MGEN in defending any action, suit or proceeding, subject to a repayment obligation in the event it is subsequently determined such person was not entitled to indemnification under the Bylaws. MGEN maintains an insurance policy covering officers and directors to cover any claims made against them for wrongful acts that they may otherwise be required to pay or for which MGEN is required to indemnify them, subject to certain exclusions. The Charter and Bylaws are included as exhibits to this Statement and are incorporated by reference herein.

     Employee Benefit Plans

      MGEN currently has an employee stock purchase plan and three stock option plans. Dale W. Christensen, Executive Vice President and Chief Financial Officer of MGEN, currently participates in MGEN’s Employee Stock Purchase Plan (as amended, the “ESPP”). Under the ESPP, in the event of a sale of all or substantially all of the assets of MGEN, or the merger of MGEN with or into another corporation (a “Change of Control Event”), the time period relating to the exercise or realization of all outstanding options, shall automatically accelerate prior to the Change of Control Event. Furthermore, if the MGEN Board does not cause the options granted under the ESPP to be assumed or substituted by FNIS, all such options granted under the ESPP shall terminate upon the Change of Control Event. Although FNIS has stated in the Offer to Exchange that it intends to assume all MGEN employee stock options, it is unclear whether FNIS also intends to assume all options granted under the ESPP. FNIS has represented in the Offer to Exchange that if the Offer and Merger are completed, each unexercised stock option to purchase MGEN Common Stock outstanding under MGEN’s stock option plans will become an option to purchase FNIS common stock. FNIS has also represented in the Offer to Exchange that the number of shares of FNIS common stock subject to each new option will be adjusted to give effect to the Exchange Ratio.

Certain Information Regarding Share Ownership

Ownership of MGEN Common Stock by Certain MGEN Executive Officers and Directors

      As of June 1, 2002, John R. Snedegar, Chief Executive Officer, President and member of the MGEN Board, owned 171,113 shares of Common Stock, Mr. Christensen owned 1,442 shares of Common Stock, Jeffrey A. Sanderson, Executive Vice President, Business Development of MGEN, owned 1,675 shares of Common Stock and Joseph E. Root, Senior Vice President, General Counsel and Secretary of MGEN, owned 1,675 shares of Common Stock . As of June 1, 2002, Mr. Snedegar also had options to acquire 1,028,324 shares of Common Stock, all of which were vested or exercisable. Mr. Christensen had options to acquire 27,500 shares of Common Stock as of June 1, 2002, options to acquire 12,031 of which were vested or exercisable as of June 1, 2002. Nancy Pope Nelson, Chief Operating Officer of MGEN, had options to acquire 173,333 shares of Common Stock as of June 1, 2002, none of which were vested or exercisable as of June 1, 2002. Mr. Sanderson had options to acquire 72,500 shares of Common Stock as of June 1, 2002, all of which were vested or exercisable as of June 1, 2002. The options held by Messrs. Snedegar, Christensen and Sanderson and Ms. Nelson have 10-year terms unless otherwise terminated earlier. As of June 1, 2002, the value of unexercised “in the money” vested MGEN options held by Messrs. Snedegar, Christensen and Sanderson was, respectively, $21,505,064, $240,018 and $1,446,375 (using a closing market price on June 1, 2002 of $19.95 for Common Stock). As of June 1, 2002, the value of unexercised “in the money” unvested MGEN options held by Mr. Christensen and Ms. Nelson was, respectively, $308,607 and $3,457,993 (using a closing market price on June 1, 2002 of $19.95 for Common Stock).

      The options held by Messrs. Snedegar, Christensen and Sanderson and Ms. Nelson are subject to various vesting schedules, provided that, respectively, each of Messrs. Snedegar, Christensen and Sanderson and Ms. Nelson continues to be employed by MGEN.

      As of June 1, 2002, William P. Foley, II, Co-Chairman of the MGEN Board, owned 33,500 shares of Common Stock, Patrick F. Stone, Co-Chairman of the MGEN Board, owned 6,700 shares of Common Stock, Richard H. Pickup, a member of the MGEN Board, beneficially owned 1,722,621 shares of Common Stock and Dwayne M. Walker, a member of the MGEN Board, beneficially owned 9,279 shares of Common Stock. As of June 1, 2002, Messrs. Foley, Stone and Pickup also had options to acquire 715,000, 574,706 and 88,000 shares of Common Stock, respectively, all of which would be vested or exercisable within 60 days. As of June 1, 2002, John McGraw, a member of the MGEN Board, had options to acquire 44,000 shares of Common Stock, of which options to acquire 22,000 shares of Common Stock were vested or exercisable as of June 1, 2002. As of June 1, 2002, Carl A. Strunk, a member of the MGEN Board, had options to acquire 18,333 shares of Common Stock, all of which were vested or exercisable as of June 1, 2002. As of June 1, 2002, Mr. Walker had options to acquire 14,666 shares of Common Stock, none of which were vested or exercisable as of June 1, 2002. The options held by Messrs. Foley, Stone, Pickup, McGraw, Strunk and Walker have 10-year terms unless otherwise terminated earlier. As of June 1, 2002, the value of unexercised “in the money” vested MGEN options held by Messrs. Foley, Stone, Pickup, McGraw and Strunk was, respectively, $14,264,250, $11,465,385, $11,755,600, $438,900 and $365,743 (using a closing market price on June 1, 2002 of $19.95 for Common Stock). As of June 1, 2002, the value of unexercised “in the money” unvested MGEN options held by Messrs. McGraw and Walker was, respectively, $438,900 and $292,587 (using a closing market price on June 1, 2002 of $19.95 for Common Stock).

      The options held by Messrs. Foley, Stone, Pickup, McGraw, Strunk and Walker are subject to various vesting schedules, provided that, respectively, each of Messrs. Foley, Stone, Pickup, McGraw, Strunk and Walker continues to serve as a director of MGEN.

Other Share Ownership

      As of June 1, 2002, Fidelity National Financial, Inc. (“Fidelity”) owned approximately 9,558,300 shares of Common Stock, representing approximately 59.2% of MGEN’s outstanding Common Stock, warrants to purchase 13,750 shares of Common Stock at $1.36 per share, warrants to purchase 275,000 shares of Common Stock at $9.09 per share and a note convertible into 579,150 shares of Common Stock.

      As of June 1, 2002, Willie D. Davis, a member of the board of directors of FNIS (the “FNIS Board”), Daniel D. Lane, a member of the board of directors of Fidelity (the “Fidelity Board”), Alan L. Stinson, Executive Vice President and Chief Financial Officer of Fidelity and Frank P. Willey, Vice-Chairman of the Fidelity Board owned 3,350, 3,350, 1,675 and 1,675 shares of Common Stock, respectively. As of June 1, 2002, Messrs. Stinson and Willey held options to acquire 5,500 and 47,000 shares of Common Stock, respectively. As of June 1, 2002, General William Lyon, a member of the Fidelity Board, owned 6,700 shares of Common Stock.

      As of June 1, 2002, Christopher Abbinante, Ronald Maudsley and Randall Quirk, each a Co-Chief Operating Officer of Fidelity, owned options to acquire 27,500, 20,625 and 27,500 shares of Common Stock, respectively. As of June 1, 2002, Edward Dewey, Chief Administration Officer of Fidelity, owned options to acquire 8,250 shares of Common Stock. As of June 1, 2002, Bradley J. Inman, a member of the FNIS Board and Ernest Smith, Chief Executive Officer, President, a member of the board of directors of Micro General Services Corporation, a subsidiary of MGEN (“MGSC”), and Executive Vice President of Fidelity, held options to acquire 22,000 and 20,625 shares of Common Stock, respectively. As of June 1, 2002, Erika Meinhardt, a member of the board of directors of MGSC held options to acquire 27,500 shares of Common Stock.

      As of June 1, 2002, Mr. Foley, who also serves as the Chairman of the FNIS Board and the Chief Executive Officer and the Chairman of the Fidelity Board held options to acquire 1,000,000 shares of FNIS common stock. As of June 1, 2002, Mr. Stone, who also serves as the Chief Executive Officer and a member of the FNIS Board and the President of Fidelity, Cary H. Thompson, a member of the FNIS Board and a member of the Fidelity Board, Earl Gallegos, a member of the FNIS Board, Eric Swenson, President, Chief Operating Officer and member of the FNIS Board and Mr. Davis, held options to acquire 400,000, 65,000, 67,860, 160,000 and 65,000 shares of FNIS common stock, respectively. All of the options held by Messrs. Foley, Stone, Thompson, Gallegos, Swenson and Davis are subject to various vesting schedules. As of June 1, 2002, Richard J. Freeman, a member of the FNIS Board, owned 1,174,401 shares of FNIS common stock, options to acquire 68,933 shares of FNIS common stock and warrants to purchase 37,715 shares of FNIS common stock.

      As of April 1, 2002, FNIS has represented that Fidelity owned approximately 19,098,443 shares of FNIS common stock and held a warrant to purchase 713,000 shares of FNIS common stock.

Relationship Among MGEN, FNIS and Fidelity; Formation of the Special Committee

      In reviewing the balance of this Statement, the MGEN stockholders should know that the members of the MGEN Board have (in some cases) or have had (in other cases) relationships with FNIS and/or Fidelity that may present, may appear to present or at times in the past could have presented or appeared to present conflicts or potential conflicts of interest.

      The MGEN Board consists of seven members, which are elected annually at the annual meeting of stockholders. The MGEN Board currently consists of Messrs. Foley, Stone, Snedegar, Strunk, Walker, McGraw and Pickup. Messrs. Foley, Walker and McGraw are members of the compensation committee of the MGEN Board while Messrs. Strunk, Pickup and McGraw are members of the audit committee of the MGEN Board. Of these directors, Mr. Foley has been Co-Chairman of the MGEN Board since April 1999. He was sole Chairman of the MGEN Board from June 1994 through March 1999 and has been serving as Chairman of the board of directors and Chief Executive Officer of Fidelity since its formation in 1984. He served as President and Chief Executive Officer of FNIS in 2001 and currently serves as Chairman of the FNIS Board. Mr. Stone, who became Co-Chairman of the MGEN Board in April 1999 previously served as President and Chief Executive Officer of MGEN from May 1998 through April 1999. Mr. Stone has been President of Fidelity since March 2000 and Chief Executive Officer and a member of the FNIS Board since January 2002. Mr. Snedegar has served as Chief Executive Officer of MGEN and except for a brief period in early 2002, has served as President of MGEN, since

April 1999. Mr. Snedegar has also served as a member of the MGEN Board since 1998. Mr. Strunk has been a member of the MGEN Board since June 1994 and had served in various executive positions with Fidelity from March 1992 through March 1998. Mr. Walker has served as a member of the MGEN Board since 1999, and together with Mr. Strunk, serves on the special committee of independent outside directors of the MGEN Board (the “Special Committee”) that has been specifically created to evaluate the tender offer proposal by FNIS and to make a recommendation to the MGEN Board. Mr. Pickup has been a member of the MGEN Board since 1996 and Mr. McGraw has served as a member on the MGEN Board since July 2000.

      As of June 1, 2002, Fidelity owned 9,558,300 shares of Common Stock, representing approximately 59.2% of MGEN’s outstanding Common Stock and overall voting power of MGEN’s outstanding capital stock. According to the Offer to Exchange, Fidelity also owns approximately 77.5% of FNIS’s outstanding common stock. Two members of the MGEN Board, Messrs. Foley and Stone, are members of the FNIS Board in addition to being officers of Fidelity. Two members of the FNIS Board (Messrs. Thompson and Foley) are members of the Fidelity Board. Two members of the FNIS Board (Messrs. Foley and Stone) are executive officers of Fidelity. In addition, Mr. Root serves as Executive Vice President, General Counsel and Secretary of both MGEN and FNIS.

      As a result of its stock ownership of MGEN, Fidelity is able to (i) control the outcome of actions requiring a vote of MGEN’s stockholders and (ii) elect a majority of directors on the MGEN Board and therefore control the appointment of MGEN’s management. Accordingly, Fidelity has substantial influence over MGEN’s business strategy, including decisions relating to the pursuit of transactions, commercial opportunities and agreements with strategic partners.

      Because of the relationships among MGEN, FNIS and Fidelity discussed above, and the potential for conflicts of interests, on March 28, 2002 the MGEN Board appointed the Special Committee to review and evaluate any proposal made by FNIS. Neither member of the Special Committee is an officer of MGEN or affiliated with FNIS. Mr. Walker is also not affiliated with Fidelity, except as a member of the MGEN Board. Mr. Strunk, however, previously served as Chief Financial Officer and Executive Vice President of Finance of CKE Restaurants, Inc. of which Fidelity owned 6.8% as of March 28, 2002. Mr. Strunk has also previously served as Executive Vice-President and Chief Financial Officer of Fidelity. Mr. Strunk currently serves as an Executive Vice President, the Chief Financial Officer and a member of the board of directors of American National Financial, Inc. of which Fidelity owned approximately 19.9% as of April 1, 2002.

      The Special Committee retained its own counsel and financial advisor and was authorized to negotiate with FNIS concerning any proposal, to evaluate such proposal and to make a recommendation to the MGEN Board.

Material Arrangements Regarding Stock Options, Warrants and Other Convertible Securities; Tender Agreements

Stock Options, Warrants and Other Convertible Securities

      Certain stockholders of MGEN have agreed with FNIS to amend the terms of the MGEN options, warrants and other convertible securities they hold to increase the exercise or conversion price of those instruments by $2.26. The amount of the increase in exercise or conversion price was calculated by FNIS to ensure that the Exchange Ratio in the Offer and Merger would not in itself result in those MGEN stockholders receiving a premium on their options, warrants or other convertible securities over the average closing price of Common Stock over the 30 trading day period ended April 30, 2002, the day before FNIS publicly announced the Offer and Merger. A form of Agreement Regarding Outstanding Options and Warrants is included as an exhibit to this Statement and is incorporated by reference herein. The MGEN stockholders that agreed to the exercise or conversion price increase were:

•	Fidelity, which beneficially owns a promissory note convertible into 579,150 Shares and, through Cal West Services Corporation, a wholly-owned subsidiary of Fidelity, beneficially owns warrants to purchase 288,750 Shares, and

•	Dito Caree, LP, of which Mr. Pickup is the general partner, which beneficially owns warrants to purchase 247,500 Shares.

      FNIS also discussed possible ways of reducing the number of MGEN options and warrants to be outstanding as of the closing of the Merger with Messrs. Foley, Stone, Snedegar and Pickup. Messrs. Foley, Stone, Snedegar and Pickup consequently volunteered to exercise their MGEN options and warrants and to sell the underlying Shares if doing so would assist FNIS in closing the Offer and Merger. As such exercises and sales by Messrs. Foley, Stone, Snedegar and Pickup are voluntary, and nonbinding, FNIS added a condition to its obligation to close the Offer, which can be waived by FNIS, that Messrs. Foley, Stone, Snedegar and Pickup exercise the MGEN options and warrants they hold individually at the original exercise price of the relevant instrument and sell the underlying MGEN Shares to third parties unaffiliated with MGEN prior to the closing of the Offer who agree to tender such Shares in the Offer. This condition will require the sale of approximately 2.5 million MGEN Shares prior to the closing of the Offer through both private transactions and public sales. In addition, Messrs. Foley and Stone have agreed to rescind the option grants to purchase 165,000 MGEN Shares that each received in April 2001. These grants are not reflected in the totals given for Messrs. Foley and Stone above.

     Tender Agreements

      Pursuant to the terms of certain tender agreements with FNIS, Fidelity, together with Messrs. Foley, Snedegar and Stone, have agreed to tender their Shares for exchange in the Offer. In addition, Mr. Pickup, on behalf of Dito Caree L.P., TB Fund, LLC, Dito Devcar Corp. and the Pickup Family Trust, has agreed to tender for exchange in the Offer all Shares he owns or controls. The persons and entities described above have also agreed to tender any Shares issued to them upon the exercise of options, warrants or other securities convertible into MGEN Common Stock, provided that such persons and entities may sell such Shares to third parties so long as the purchasers agree to tender such Shares in the Offer. The persons and entities described above beneficially own in the aggregate approximately 13,862,484 Shares, or approximately 75% of the MGEN Common Stock expected to be outstanding after the exercise by such persons and entities of their options and warrants. A form of Tender Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

Transactions with Fidelity and FNIS

     Fidelity Master Services Agreement

      MGEN and Fidelity entered into a System Development, Maintenance and Information Technology Agreement on August 2, 2001 (the “Fidelity Master Services Agreement”) for the purpose of formalizing their ongoing relationship. Under the terms of the Fidelity Master Services Agreement, Fidelity has the option, but not the obligation, to obtain information technology services, including technology development, maintenance and support, training, consulting, equipment procurement and website hosting, from MGEN on a project order basis. Fidelity is required to pay MGEN an hourly fee for consulting services, an annual fee for maintenance, support and hosting services and a per project fee for development services. MGEN owns the technology that it develops for Fidelity and grants to Fidelity a royalty free, irrevocable and perpetual license to use such technology for its business. The Fidelity Master Services Agreement, however, provides that Fidelity owns all rights and interests in and to the Net Global Solutions System (the “NGS System”) that MGEN is developing for Fidelity and that Fidelity grants to MGEN an exclusive, worldwide license to commercialize the NGS System for a period of ten years from the date of the completion of beta testing for the NGS System. Upon expiration or termination of the Fidelity Master Services Agreement, MGEN will be granted a non-exclusive license to the NGS System subject to certain restrictions. Except for MGEN’s license to the NGS System, the Fidelity Master Services Agreement has a term of three years, subject to extension at the discretion of Fidelity for an additional three year period and automatically renews for three additional one year periods thereafter, at the discretion of MGEN or Fidelity. Under the terms of the Fidelity Master Services Agreement, MGEN earned over $28.7 million in revenues in the first quarter of 2002, equivalent to nearly 84% of its total revenue for the quarter. MGEN earned $106.2 million in revenues from Fidelity and its affiliates (except for FNIS) through a combination of various “cost plus” arrangements, time and material projects and maintenance/service agreements that are not specifically tied to the Fidelity Master Services

Agreement and which accounted for over 90% of MGEN’s revenues for 2001. The Fidelity Master Services Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

     FNIS Master Services Agreement

      MGEN formalized its ongoing relationship with FNIS by entering into a System Development, Maintenance and Information Technology Agreement on August 2, 2001 (the “FNIS Master Services Agreement”). Under the terms of the FNIS Master Services Agreement, FNIS has the option, but not the obligation, to obtain information technology services, including technology development, maintenance, and support, training, consulting, equipment procurement, and website hosting, from MGEN on a project order basis. FNIS is required to pay MGEN an hourly fee for consulting services, an annual fee for maintenance, support and hosting services and a per project fee for development services. MGEN owns the technology developed for FNIS and grants to FNIS a non-exclusive, royalty-free, irrevocable and perpetual license to use such technology for its business. The FNIS Master Services Agreement has a term of three years, subject to extension at the discretion of FNIS for an additional three year period and automatically renews for three additional one year periods thereafter, at the discretion of MGEN or FNIS. Under the terms of the FNIS Master Services Agreement, MGEN earned $2.7 million in revenues in the first quarter of 2002, equivalent to nearly 8% of its total revenue for the quarter. MGEN earned $5.7 million in revenues from FNIS through a combination of various “cost plus” arrangements, time and material projects and maintenance/service agreements that are not specifically tied to the FNIS Master Services Agreement and which accounted for nearly 5% of MGEN’s revenues for 2001. The FNIS Master Services Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

     Convertible Note Purchase Agreement

      MGEN entered into a Convertible Note Purchase Agreement with Cal West Services Corporation, a wholly owned subsidiary of Fidelity, on December 15, 1999 (the “Convertible Note Purchase Agreement”) under which MGEN borrowed the principal amount of $5.3 million pursuant to a promissory note in favor of Fidelity, bearing interest at the rate of 10% per year and maturing on December 14, 2004. The promissory note may be converted by Fidelity any time at a conversion price of $9.09 per share. Under the Convertible Note Purchase Agreement, MGEN also issued to Cal West a warrant to purchase 275,000 shares of MGEN Common Stock, at an exercise price of $9.09 per share. Fidelity also holds a warrant to purchase 13,750 shares of MGEN Common Stock at an exercise price of $1.36 per share. The Convertible Note Purchase Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

     Credit Agreement

      MGEN entered into a one-year, $5 million revolving line of credit with Imperial Bank on December 22, 1999 (the “Credit Agreement”), the terms of which were amended on July 23, 2001 to increase the line of credit to $10 million and to extend the maturity date to July 1, 2002. Fidelity has guaranteed $5 million of the line of credit. The Credit Agreement is included as an exhibit to this Statement and is incorporated by reference herein.

FNIS’s Post-Acquisition Plans For MGEN

      FNIS has represented in the Offer to Exchange that although it has no plans to make any significant changes at this time, following the completion of the Offer and the Merger, FNIS expects to review MGEN and its assets, corporate structure, capitalization, operations, property, management, personnel and policies to determine what changes, if any, are desirable or appropriate to better organize, integrate and coordinate its businesses with those of FNIS. FNIS has also represented in the Offer to Exchange that it may in the future also consider transactions such as acquisitions or dispositions of material assets, formation of alliances, joint ventures or other forms of cooperation with third parties or other extraordinary transactions affecting MGEN or its operations.

Item 4.     The Solicitation or Recommendation

Solicitation/Recommendation

      After careful consideration by the Special Committee, including its thorough review of the Offer, its terms and conditions, and discussions with its legal and financial advisors, the Special Committee and, upon the recommendation of the Special Committee, the MGEN Board have determined that the Offer is fair to holders of the Shares (excluding FNIS, Fidelity and certain MGEN insiders and affiliates).

      Accordingly, the Special Committee and the MGEN Board recommend that the holders of the Shares accept the Offer and exchange their Shares in the Offer.

Background of the Transaction

      Set out below is a summary of certain events that led to the Offer.

      In September 2001, Mr. Stone began evaluating the potential operational improvements that would result from a strategic combination of FNIS and MGEN. During that same time period, Mr. Stone contacted Mr. Snedegar to discuss a possible strategic combination of FNIS and MGEN. At that time, Mr. Snedegar indicated he was not interested in pursuing such discussions.

      Additional conversations took place during January and February of 2002. However, such discussions were preliminary in nature and the parties did not explore the specific terms and conditions of a possible merger of the two companies.

      In mid-March 2002, Mr. Stone met with Mr. Snedegar and again discussed the possibility of a merger and suggested that a merger could be beneficial to both companies. Through the end of March, Mr. Stone analyzed whether and under what circumstances a strategic business combination would benefit FNIS’s stockholders.

      On March 28, 2002, at a regularly scheduled meeting of the MGEN Board, a special committee of the FNIS Board presented a preliminary merger proposal to the MGEN Board. The FNIS special committee described the preliminary merger proposal, summarized FNIS’s business and discussed the various rationales for the proposed merger. The MGEN Board, after a discussion of the benefits of a strategic combination of MGEN and FNIS and the proposed structure and terms of such a combination, appointed the Special Committee consisting of Messrs. Strunk and Walker and authorized it to evaluate any proposal made by FNIS.

      In early April 2002, the Special Committee retained Paul, Hastings, Janofsky & Walker LLP (“Paul Hastings”) as outside legal counsel. On April 11, 2002, the Special Committee retained the services of Needham & Company, Inc. (“Needham”) to perform financial advisory services and to provide an opinion, as to the fairness, from a financial point of view, to MGEN stockholders (excluding FNIS, Fidelity and certain MGEN insiders and affiliates) of the consideration to be received by MGEN stockholders in the transaction.

      On April 16, 2002, the FNIS special committee and the Special Committee met to discuss the terms of a potential merger between the companies. Thereafter, the FNIS special committee and the Special Committee had several telephone conversations to further discuss the structuring and pricing of the preliminary merger proposal between the companies. The Special Committee also had several telephone conversations with its financial advisor.

      On April 26, 2002, the FNIS special committee unilaterally decided to discontinue discussions with the Special Committee without reaching agreement on any terms of the merger.

      On April 30, 2002, FNIS publicly announced the exchange offer prior to the opening of trading on the stock exchange. The closing per share market price on April 29, 2002 was $23.92 and $14.25 for FNIS and MGEN, respectively. The closing per share market price on April 30, 2002 was $23.73 and $16.42 for FNIS and MGEN, respectively. After publicly announcing the exchange offer, FNIS sent a letter to the MGEN Board for the purpose of soliciting its recommendation to the MGEN stockholders in favor of the exchange offer, and its formal approval of the exchange offer. Certain stockholders of MGEN agreed with FNIS to amend the terms of the MGEN options, warrants and other convertible securities held by them to increase the exercise or conversion price of those instruments by $2.26 unless the exchange offer is not consummated.

      On May 1, 2002, Needham presented its financial analysis to the Special Committee. Thereafter, the MGEN Board held a meeting to consider the exchange offer and its potential benefits to MGEN and its stockholders. Mr. Snedegar updated the members of the MGEN Board concerning the results of MGEN’s due diligence review of FNIS and discussed the terms and conditions of the exchange offer. Needham presented and reviewed its financial analysis of the exchange offer and delivered its opinion that, as of May 1, 2002, and based on and subject to the assumptions and other matters described in its written opinion, the Exchange Ratio described in the exchange offer was fair to holders of the Shares (excluding FNIS, Fidelity, and certain MGEN insiders and affiliates) from a financial point of view. Following a discussion, the MGEN Board, by the unanimous vote of all the disinterested directors present, voted to recommend to its stockholders that the terms of the exchange offer were in the best interest of MGEN and its stockholders and issued a press release to that effect on May 2, 2002. Mr. Foley did not attend such meeting and Mr. Stone abstained from voting.

      On May 28, 2002, the FNIS special committee notified the Special Committee by letter that FNIS had modified the terms of the exchange offer to add a new condition that would require a large number of MGEN options and warrants to be exercised and sold prior to the closing of the exchange offer, and requested that the MGEN Board continue to recommend the exchange offer to the MGEN stockholders. On May 29, 2002, the FNIS special committee sent a follow-up letter to the Special Committee modifying the new condition.

      On May 30, 2002, FNIS commenced an Offer to exchange 0.696 shares of FNIS common stock for each outstanding share of MGEN Common Stock on the terms set forth in the Offer contained in the Registration Statement.

      On June 1, 2002, the Special Committee, together with its financial and legal advisors, held a meeting to discuss the Offer, its terms and conditions, including MGEN’s timetable for response to the Offer under the federal securities laws. At the request of the Special Committee, in light of the additional condition and the passage of time, Needham subsequently delivered an updated fairness opinion dated June 1, 2002, which superseded the fairness opinion dated May 1, 2002. The updated fairness opinion confirmed in writing that, as of June 1, 2002, based on the assumptions made, the matters considered and the limitations of the review undertaken described in the opinion, the Exchange Ratio described in the Offer was fair to holders of the Shares (excluding FNIS, Fidelity and certain MGEN insiders and affiliates) from a financial point of view.

      Immediately following the meeting of the Special Committee, the MGEN Board, together with representatives of Needham and Paul Hastings, held a meeting to receive the recommendation of the Special Committee that the Offer was fair to holders of the Shares (excluding FNIS, Fidelity and certain MGEN insiders and affiliates) and that it would be in the best interests of MGEN’s stockholders to accept the Offer and exchange their Shares in the Offer. The MGEN Board, after receiving the Special Committee’s recommendation, by the unanimous vote of all the disinterested directors present, (i) determined that the Offer was fair to holders of the Shares (excluding FNIS, Fidelity and certain MGEN insiders and affiliates), (ii) voted to recommend to its stockholders that the terms of the Offer were in the best interest of MGEN and its stockholders and to accept the Offer and exchange their Shares in the Offer, and (iii) authorized the filing of this Schedule. Messrs. Foley, Stone and Snedegar did not attend such meeting and Mr. Pickup abstained from voting.

Reasons for the Recommendation

      The Special Committee’s recommendation that the holders of the Shares accept the Offer and exchange their Shares in the Offer is based on its unanimous determination that the Offer is fair to holders of MGEN Common Stock (excluding FNIS, Fidelity and certain MGEN insiders and affiliates).

      In reaching its decision that the Offer is fair to holders of MGEN Common Stock (excluding FNIS, Fidelity and certain MGEN insiders and affiliates), the Special Committee considered numerous factors in consultation with the Special Committee’s legal and financial advisors, including but not limited to the following:

1. The current and historical financial condition, results of operations, competitive position and business prospects of MGEN given its relatively small size. Furthermore, because Fidelity, FNIS and their respective affiliates, accounted for approximately 95% of MGEN’s revenues in 2001, there would be difficulty in attaining another offer to purchase MGEN given such a concentrated customer base.

2. The Special Committee’s discussions with Needham at the meetings of the Special Committee held from April 1, 2002 through June 1, 2002, including those convened to review and evaluate the Offer and the terms and conditions of the Offer. On May 1, 2002, Needham delivered an oral opinion, that was subsequently confirmed in writing, as of the same date, that, as of that date and based upon and subject to the assumptions and other matters described in its written opinion, the Exchange Ratio described in the Offer was fair to holders of the Shares (excluding FNIS, Fidelity and certain MGEN insiders and affiliates) from a financial point of view. As a result of FNIS’s decision to require an additional condition to the Offer, and at the request of the Special Committee, Needham subsequently delivered an updated fairness opinion dated June 1, 2002, which superseded the fairness opinion dated May 1, 2002. The updated fairness opinion confirmed in writing that, as of June 1, 2002, based on and subject to the assumptions and other matters described in the opinion, the Exchange Ratio described in the Offer was fair to holders of the Shares (excluding FNIS, Fidelity and certain MGEN insiders and affiliates) from a financial point of view. The complete text of Needham’s June 1, 2002 opinion, which sets forth the assumptions made, matters considered, limitations on and scope of the review undertaken by Needham, is attached to this document as Annex A. You should read Needham’s opinion carefully and in its entirety for a description of the procedures followed, the factors considered, and the assumptions made by Needham.

Needham’s opinion is addressed to the Special Committee, is directed only to the fairness, from a financial point of view, of the Exchange Ratio described in the Offer to the holders of the Shares (excluding FNIS, Fidelity and certain MGEN insiders and affiliates), and does not constitute a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or any other actions to be taken by any stockholder in connection with the Offer or the subsequent Merger.

3. The historical and market prices of the Shares, the premium implied by the Exchange Ratio described in the Offer, and the exchange ratio implied by the market prices of FNIS’s common stock and MGEN’s Common Stock as of a recent date.

4. Financial projections for MGEN and FNIS, including forecasts provided by MGEN and FNIS and contained in research reports of Wall Street analysts regarding MGEN and FNIS, including growth rate estimates.

5. The form of consideration to be paid to holders of Shares in the Offer, which included the following factors:

•	The Special Committee and its financial advisor performed financial and other due diligence with respect to MGEN and reviewed publicly available information with respect to FNIS;

•	The fixed Exchange Ratio provided in the Offer;

•	Holders of Shares who tender their Shares in the Offer will have the opportunity to participate in any future growth of MGEN indirectly through their ownership of FNIS common stock, although that participation will be in proportion to such holder’s holdings of FNIS common stock relative to the other outstanding shares of FNIS common stock. MGEN stockholders who tender their Shares in the Offer also will have the opportunity to participate in any future growth of the businesses of FNIS other than MGEN;

•	The Special Committee was aware that FNIS had stated in the section entitled “Material Federal Income Tax Consequences” of its Offer, that the consideration to be received by the holders of Shares in the Offer would generally not be taxable to such holders for federal income tax purposes.

In its Offer, FNIS has further stated that holders of shares who are subject to United States federal income tax should be able to defer recognition of any taxable gain they might otherwise recognize for such purposes (except for any gain attributable to cash received in lieu of any fractional share of FNIS common stock) by retaining the shares of FNIS common stock they receive in the Offer or subsequent Merger.

6. Holders of the Shares would likely receive the consideration in payment for their Shares in the Offer or subsequent Merger sooner than if MGEN and FNIS had pursued a negotiated merger transaction. The Special Committee also noted that if a sufficient number of Shares were tendered in the Offer, the Merger could be consummated without a stockholder vote, and according to the Offer to Exchange, FNIS intends to consummate the Merger shortly after the expiration of the Offer, so that stockholders likely will receive the consideration in payment of their Shares sooner than they would have had MGEN and FNIS pursued a negotiated merger transaction. For these reasons, the Special Committee determined that an alternative structure for MGEN stockholders to achieve value was not a feasible alternative to the Offer.

      The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but addresses all of the material information and factors considered by the Special Committee in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Special Committee did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining to recommend that stockholders accept the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Special Committee may have given differing weights to different factors. Throughout its deliberations, the Special Committee received the advice of Needham and Paul Hastings, who were retained to advise the Special Committee in connection with the Offer.

Intent to Tender

      Pursuant to certain tender agreements with FNIS, Fidelity, together with Messrs. Foley, Snedegar, Stone and Pickup (on behalf of certain affiliated entities he owns or controls) have agreed to tender their Shares for exchange in the Offer. The persons and entities described above have also agreed to tender any Shares issued to them upon the exercise of options, warrants or other securities convertible into MGEN Common Stock, provided that such persons and entities may sell such Shares to third parties subject to certain restrictions. For more details, see Item 3 to this Statement under the caption “Material Arrangements Regarding Stock Options, Warrants and Other Convertible Securities; Tender Agreements — Stock Options, Warrants and Other Convertible Securities.”

Item 5.     Persons/ Assets, Retained, Employed, Compensated or Used

      Except as set forth in this Item 5, neither MGEN nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of MGEN concerning the Offer.

      MGEN retained Needham as financial advisor in connection with a transaction with FNIS and to render an opinion to the Special Committee as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of the Shares (excluding FNIS, Fidelity and certain MGEN insiders and affiliates). Under the terms of Needham’s engagement letter, MGEN has paid or agreed to pay Needham fees for rendering Needham’s opinion and for financial advisory services that MGEN and Needham believe are customary in transactions of this nature. None of Needham’s fees are contingent on consummation of the Offer. MGEN also agreed to reimburse Needham for certain of its reasonable out-of-pocket expenses and to indemnify it against specified liabilities relating to or arising out of services performed by Needham as financial advisor to MGEN.

      Needham is a nationally recognized investment banking firm. As part of its investment banking services, Needham is frequently engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. Needham was retained by MGEN as financial advisor and to render its opinion in connection with the Offer based on Needham’s experience and reputation as a financial advisor in mergers and acquisitions and familiarity with MGEN. In the normal course of its business, Needham may actively trade the equity securities of MGEN, FNIS and Fidelity for its own account or for the account of its customers and, therefore, may at any time hold a long or short position in these securities.

Item 6.     Interest in Securities of the Subject Company

      Except as set forth in this Item 6, no transactions in the Shares have been effected during the past 60 days by MGEN, or, to the knowledge of MGEN, by any executive officer, director or affiliate of MGEN. All of the transactions described in this Item 6 were sales of Shares effected through brokerage transactions.

			Exercise Price
		Amount of	per Share (if	Sales
Identity of Person Who	Date of	Securities	exercising	Price per
Effected the Transaction	Transaction	Involved	option)	Share

Dale W. Christensen,	6/7/02	3,000	$8.9818	$19.6000
Chief Financial Officer, MGEN	6/7/02	5,000	$8.9818	$19.5000
	5/30/02	7,800	$3.5227	$19.7800
	5/30/02	700	$3.5227	$20.5500
	5/21/02	2,000	$3.5227	$20.4500
	5/21/02	3,000	$3.5227	$20.4500
	5/15/02	3,000	$3.5227	$23.0500
	5/15/02	3,000	$3.5227	$22.9223
	5/15/02	1,500	$3.5227	$22.5000
	5/14/02	2,500	$3.5227	$20.7500
	5/14/02	2,500	$3.5227	$20.0500
	5/14/02	5,000	$3.5227	$19.5000
	5/14/02	2,500	$3.5227	$21.1042
	5/14/02	2,500	$3.5227	$21.5000
	5/14/02	2,500	$3.5227	$20.5848
	5/8/02	5,000	$3.5227	$19.3235
	5/8/02	5,000	$3.5227	$19.5000
	5/7/02	10,000	$3.5227	$17.5500
	5/7/02	2,600	$3.5227	$18.0690
	5/7/02	2,000	$3.5227	$18.1056
	5/7/02	5,000	$3.5227	$18.2000
	5/6/02	400	$3.5227	$17.5700
	5/2/02	7,500	$3.5227	$17.2300
	5/2/02	2,500	$3.5227	$17.2100
	5/2/02	5,000	$3.5227	$17.2500
Edward J. Dewey,	5/22/02	750	$7.4545	$19.3001
Chief Administration Officer, Fidelity	5/22/02	1,000	$7.545	$19.4018
	5/22/02	1,000	$7.545	$19.4005
William P. Foley, II,	6/10/02	19,127	$3.3000	$19.7531
Chairman/ Chief Executive Officer, Fidelity and	6/7/02	15,338	$4.3727	$19.1766
Co-Chairman, MGEN Board and Chairman, FNIS	6/7/02	24,150	$2.7273	$19.1766
Board	6/6/02	7,713	$2.7273	$18.6200
	6/5/02	12,648	$2.7273	$18.4066
	6/4/02	10,489	$2.7273	$18.2708

			Exercise Price
		Amount of	per Share (if	Sales
Identity of Person Who	Date of	Securities	exercising	Price per
Effected the Transaction	Transaction	Involved	option)	Share

Susan Fritts,	5/28/02	2,000	$7.4545	$20.5800
Executive Vice President, MGEN	5/28/02	1,500	$7.4545	$20.6800
	5/28/02	500	$7.4545	$20.7800
	5/28/02	500	$7.4545	$20.5500
	5/28/02	1,500	$7.4545	$20.6900
	5/28/02	500	$7.4545	$20.6000
	5/28/02	500	$7.4545	$20.5900
	5/28/02	500	$7.4545	$20.4500
	5/28/02	500	$7.4545	$20.4600
	5/24/02	5,000	$7.4545	$20.5000
	5/24/02	250	$7.4545	$20.5500
	5/24/02	500	$7.4545	$20.6000
Loren Harrell,	5/9/02	1,000	n/a	$19.5500
President, SoftPro Corporation	5/7/02	20,000	n/a	$18.4128
	5/2/02	81,831	n/a	$17.1706
Ronald R. Maudsley,	5/22/02	6,875	$7.4545	$19.3564
Co-Chief Operating Officer, Fidelity
Nancy Pope Nelson,	5/23/02	38,000	$11.1500	$18.9783
Chief Operating Officer, MGEN	5/23/02	2,000	$11.1500	$19.5200
	5/22/02	10,000	$11.1500	$19.5400
Richard H. Pickup,	6/7/02	6,500	$1.1909	$18.5820
Director, MGEN	6/7/02	16,300	$4.3727	$18.5820
	6/5/02	10,000	$1.1909	$18.4900
Raymond R. Quirk,	6/3/02	4,375	$7.4545	$19.0000
Co-Chief Operating Officer, Fidelity	6/3/02	1,000	$7.4545	$19.1614
	6/3/02	100	$7.4545	$19.1600
	6/3/02	1,200	$7.4545	$19.0300
	6/3/02	100	$7.4545	$19.1300
	6/3/02	100	$7.4545	$19.0800
Joseph E. Root,	5/13/02	45,000	$15.4545	$19.0577
Senior Vice President, General Counsel, Secretary,	5/10/02	10,000	$15.4545	$19.2950
MGEN and FNIS
Peter Sadowski,	5/17/02	1,890	n/a	$22.2000
Executive Vice President and General Counsel,	5/17/02	2,000	n/a	$21.8000
Fidelity	5/17/02	150	n/a	$21.5000
	5/17/02	600	n/a	$21.5000
	5/17/02	100	n/a	$21.3700
	5/17/02	900	n/a	$21.3700
	5/17/02	100	n/a	$22.0400
	5/17/02	100	n/a	$22.0400
	5/17/02	100	n/a	$22.0400
Jeffrey A. Sanderson,	5/29/02	4,000	$4.3727	$21.0510
Executive Vice President, Business Development,	5/14/02	8,000	$4.3727	$21.2688
MGEN	5/14/02	7,000	$4.3727	$21.2900
Ernest D. Smith,	5/20/02	1,000	$7.4545	$21.3802
Chief Executive Officer, President, Director, MGEN	5/20/02	1,000	$7.4545	$21.4202
Services Corporation and Executive Vice	5/20/02	3,000	$7.4545	$21.3800
President, Fidelity	5/20/02	400	$7.4545	$21.4200
	5/20/02	1,000	$7.4545	$21.4100
	5/20/02	475	$7.4545	$21.4000

			Exercise Price
		Amount of	per Share (if	Sales
Identity of Person Who	Date of	Securities	exercising	Price per
Effected the Transaction	Transaction	Involved	option)	Share

John R. Snedegar,	6/10/02	27,503	$3.3000	$19.7531
President/ Chief Executive Officer, Director,	6/7/02	56,781	$3.3000	$19.1766
MGEN	6/6/02	6,037	$3.3000	$18.6200
	6/6/02	5,053	$2.7273	$18.6200
	6/5/02	18,188	$2.7273	$18.4066
	6/4/02	15,083	$2.7273	$18.2708
Patrick F. Stone,	6/10/02	15,370	$3.3000	$19.7531
Co-Chairman of MGEN Board, Chief Executive	6/7/02	31,731	$4.3727	$19.1766
Officer and Director, FNIS and President, Fidelity	6/6/02	6,114	$2.7273	$18.6200
	6/6/02	83	$3.3000	$18.6200
	6/5/02	10,164	$2.7273	$18.4066
	6/4/02	8,428	$2.7273	$18.2708
Joyce Weiland,	5/9/02	1,500	$0.0100	$19.3707
Vice President, SoftPro Corporation	4/18/02	2,000	$0.0100	$15.7200

Item 7.     Purposes of the Transaction and Plans or Proposals

      MGEN is not currently undertaking or engaged in any negotiations in response to the Offer or subsequent Merger that relate to or would result in: (a) a tender offer for or other acquisition of Shares by MGEN, any of its subsidiaries or any other person, (b) any extraordinary transaction, such as a merger, reorganization or liquidation, involving MGEN or any of its subsidiaries, (c) any purchase, sale or transfer of a material amount of assets of MGEN or any of its subsidiaries or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of MGEN.

      Except as set forth in this Statement, there are no transactions, resolutions of the MGEN Board, agreements in principle or signed agreements in response to the Offer or subsequent Merger, that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8.     Additional Information to Be Furnished

Litigation

      MGEN and certain of its officers and directors, (together with Fidelity and FNIS) have been named as defendants in three putative class action complaints (the “Class Actions”) filed in Delaware Court of Chancery on behalf of a purported class of MGEN’s minority stockholders in connection with the Offer. The Class Actions are captioned: David Osher vs. Micro General Corporation, et al., C.A. No. 19593 (Del. Ch.) (filed April 30, 2002); Helen Lapinski vs. Micro General Corporation, et al., C.A. No. 19594 (Del. Ch.) (filed April 30, 2002); and John Calabria vs. Micro General Corporation, et al., C.A. No. 19595 (Del. Ch.) (filed April 30, 2002).

      The complaints purport to allege claims for breach of fiduciary duty against the defendants in connection with the proposed transaction and seek injunctive relief and other relief, including damages in an unspecified amount. The lawsuits pending in the Delaware Court of Chancery have been consolidated under the civil action number given to the complaint filed by David Osher and the caption has been retitled In re Micro General Shareholders Litigation, C.A. No. 19593. Copies of the complaints and order of consolidation are included as exhibits to this Statement and are incorporated by reference herein.

      As the defendants have not yet been requested to answer or otherwise respond to the complaints in the Class Actions, they have not done so. Although the Class Actions are in the preliminary stages and it is too soon to predict with any certainty the outcome of the proceedings described above, based on its current understanding of the facts, MGEN believes that the Class Actions have no merit and intends to defend the Class Actions vigorously.

Short Form Merger

      Under Section 253 of the DGCL, if FNIS acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, FNIS will be able to effect a short-form merger of MGEN with and into FNIS, without a vote of the stockholders of MGEN. Information on the short-form merger can be found in the section entitled “The Merger” in the Offer to Exchange.

Appraisal Rights

      Holders of Shares do not have statutory appraisal rights as a result of the Offer. However, they can exercise such rights in connection with the Merger, if FNIS proceeds with the Merger. Those rights, including the procedures stockholders must follow in order effectively to demand and perfect such rights, are summarized in the section entitled “Appraisal Rights” in the Offer to Exchange. The Delaware statute governing appraisal rights is attached to the Offer to Exchange as Annex A. Failure to follow the steps required by the relevant provisions of the DGCL governing appraisal rights may result in the loss of such rights.

Antitrust

      The acquisition by FNIS of the Shares is exempt from the reporting and waiting period requirements imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Certain Legal and Regulatory Matters

      Except for the SEC’s declaring FNIS’s Registration Statement effective, MGEN is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for FNIS’s acquisition or ownership of Shares, given Fidelity’s current stock ownership in both MGEN and FNIS. FNIS has stated in the section entitled “Certain Legal and Regulatory Matters” in its Offer to Exchange that it intends to make all required filings under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

State Takeover Laws

      A number of states have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive officers or principal places of businesses in such states. FNIS has stated, in the section entitled “Certain Legal and Regulatory Matters” in its Offer to Exchange, that it has not attempted to comply with state takeover statutes in connection with the Offer. In the event that it is asserted that one or more state takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, FNIS may be required to file certain documents with, or receive approvals from, the relevant state authorities, and according to the Offer to Exchange, FNIS might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, according to the Offer to Exchange, FNIS may not be obligated to exchange any Shares tendered in the Offer.

      As permitted under the DGCL, MGEN has in its certificate of incorporation exempted itself from the applicability of Section 203 of the DGCL, which prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the time such person becomes an interested stockholder unless, among other exceptions, the “business combination” is approved by the board of directors of such corporation prior to such time.

Item 9.     Exhibits

Exhibit No.

Exhibit (a)(1)	Prospectus dated May 30, 2002 included in Fidelity National Information Solutions, Inc.’s Registration Statement on Form S-4, Registration No. 333-89418, filed on May 30, 2002 (the “Form S-4”)(1)
Exhibit (a)(2)	Form of Letter of Transmittal, dated May 30, 2002, to holders of the Common Stock of MGEN(2)
Exhibit (a)(3)	Press release issued by Micro General Corporation on May 2, 2002(3)
Exhibit (a)(4)	Press release issued by Micro General Corporation on May 2, 2002(3)
Exhibit (a)(5)	Complaint titled David Osher vs. Micro General Corporation, et al., C.A. No. 19593 (Del. Ch.) (filed April 30, 2002)(4)
Exhibit (a)(6)	Complaint titled Helen Lapinski vs. Micro General Corporation, et al., C.A. No. 19594 (Del. Ch.) (filed April 30, 2002)(4)
Exhibit (a)(7)	Complaint titled John Calabria vs. Micro General Corporation, et al., C.A. No. 19595 (Del. Ch.) (filed April 30, 2002)(4)
Exhibit (a)(8)	Order of Consolidation of Court of Chancery of the State of Delaware, dated May 22, 2002
Exhibit (a)(9)	Letter to Stockholders from Micro General Corporation’s Chief Executive Officer, John R. Snedegar, dated June 11, 2002
Exhibit (e)(1)	Excerpted portions of Micro General Corporation’s Annual Report on Form 10-K/ A for the year ended December 31, 2001(5)
Exhibit (e)(2)	Amended and Restated Certificate of Incorporation of Micro General Corporation (as amended to date)(6)
Exhibit (e)(3)	Certificate of Amendment of Certificate of Incorporation of Micro General Corporation(6)
Exhibit (e)(4)	Amended and Restated Bylaws of Micro General Corporation(7)
Exhibit (e)(5)	System Development, Maintenance and Information Technology Agreement, dated as of August 2, 2001, by and between Micro General Corporation and Fidelity National Financial, Inc.(7)
Exhibit (e)(6)	System Development, Maintenance and Information Technology Agreement, dated as of August 2, 2001, by and between Micro General Corporation and Fidelity National Information Solutions, Inc.(7)
Exhibit (e)(7)	Convertible Note Purchase Agreement, dated as of December 15, 1999, by and between Micro General Corporation and Cal West Services Corporation(7)
Exhibit (e)(8)	Credit Agreement, dated as of December 22, 1999, as modified July 23, 2001, by and between Micro General Corporation and Imperial Bank(7)
Exhibit (e)(9)	Form of Tender Agreement entered into by Fidelity National Financial, Inc., William P. Foley, II, John R. Snedegar, Patrick F. Stone, Richard H. Pickup and certain entities controlled by them whereby such parties agree to tender their shares of Micro General Corporation Common Stock to Fidelity National Information Solutions, Inc. in the Offer(8)
Exhibit (e)(10)	Form of Agreement Regarding Outstanding Options and Warrants entered into by Fidelity National Financial, Inc., Cal West Services Corporation and Dito Caree, LP whereby such parties agree to an increase in the exercise or conversion price of options, warrants and other convertible securities held by them(8)

(1)	Filed with the Securities and Exchange Commission on May 30, 2002 on Form S-4 and incorporated herein by reference

(2)	Filed with the Securities and Exchange Commission on May 30, 2002 as an exhibit to Form S-4 and incorporated herein by reference

(3)	Filed with the Securities and Exchange Commission on May 2, 2002 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-9 of the Securities and Exchange Act of 1934, as amended, and incorporated herein by reference

(4)	Filed with the Securities and Exchange Commission as an exhibit to Fidelity National Information Solution, Inc.’s Quarterly Report on Form 10-Q/ A for the fiscal quarter ended March 31, 2002 and incorporated herein by reference

(5)	Filed with the Securities and Exchange Commission on Micro General Corporation’s Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2001 and incorporated herein by reference

(6)	Filed with the Securities and Exchange Commission as an exhibit to Micro General Corporation’s Annual Report on Form 10-K/ A for the fiscal year ended December 25, 1988 and incorporated herein by reference

(7)	Filed with the Securities and Exchange Commission as an exhibit to Micro General Corporation’s Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2001 and incorporated herein by reference

(8)	Filed with the Securities and Exchange Commission on May 30, 2002 as an exhibit to Fidelity National Information Solution, Inc.’s Schedule TO-T and incorporated herein by reference

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICRO GENERAL CORPORATION

By:	/s/ JOHN R. SNEDEGAR

John R. Snedegar
President and Chief Executive Officer

Dated: June 11, 2002

Annex A

June 1, 2002

Special Committee of the Board of Directors

Micro General Corporation
2510 N. Red Hill Avenue, Suite 230
Santa Ana, CA 97205

Gentlemen:

      We understand that Fidelity National Information Solutions, Inc. (“FNIS”) has commenced an offer to exchange shares of common stock of FNIS (“FNIS Common Stock”) for all of the outstanding shares (the “Shares”) of common stock (“MGEN Common Stock”) of Micro General Corporation (“MGEN”), based on a fixed exchange ratio of 0.696 shares of FNIS Common Stock for each Share (the “Exchange Ratio”). The exchange offer is described in the prospectus (subject to completion) dated May 30, 2002 (the “Prospectus”) filed by FNIS with the Securities and Exchange Commission on May 30, 2002 as part of FNIS’s Registration Statement on Form S-4 and is hereinafter referred to as the “Offer.” We understand that the Offer was formally communicated to the Board of Directors of MGEN in a letter from FNIS dated April 30, 2002, and modified by letters dated May 28, 2002 and May 29, 2002 (collectively, the “Offer Letter”).

      We further understand that (i) MGEN and FNIS are each majority-owned subsidiaries of Fidelity National Financial, Inc. (“FNF”), (ii) FNF, William P. Foley, II, Chairman of the Board and Chief Executive Officer of FNF, Chairman of the Board of FNIS and Co-Chairman of the MGEN Board of Directors, Patrick F. Stone, President of FNF, Chief Executive Officer of FNIS and Co-Chairman of MGEN, and John R. Snedegar, Chief Executive Officer of MGEN, have each agreed to tender all of their Shares into the Offer, (iii) Richard Pickup, a director of MGEN, has agreed to tender or cause to be tendered all Shares he owns or controls, (iv) the individuals and entity named in the preceding clauses (ii) and (iii) and certain affiliated stockholders of such individuals and entity have agreed to reprice all options, warrants and other convertible securities so that they do not receive a premium over the thirty-day average closing price of the MGEN Common Stock, as reported on the Nasdaq National Market, as of April 29, 2002, of $14.39 per share, and (v) a condition of the Offer is that Messrs. Foley, Stone, Snedegar and Pickup exercise all options and warrants exercisable for Shares held directly by them at the original exercise price and sell the underlying Shares to third parties unaffiliated with MGEN prior to the closing of the Offer who agree to tender such Shares in the Offer (except to the extent that such sales are effected through Rule 144 sales).

      You have asked us to advise you as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of the Shares (other than FNIS and the affiliates, members of management of MGEN and their affiliated stockholders referenced in the preceding paragraph (the “MGEN Affiliates”)). Needham & Company, Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes. We have been engaged by the Special Committee of the Board of Directors of MGEN as financial advisor to render this opinion and will receive a fee for our services, none of which is contingent on the consummation of the Offer. In addition, MGEN has agreed to indemnify us for certain liabilities arising from our role as financial advisor and out of the rendering of this opinion.

      For purposes of this opinion we have, among other things: (i) reviewed the Offer Letter and the Offer; (ii) reviewed certain publicly available information concerning MGEN and FNIS and certain other relevant financial and operating data of MGEN and FNIS furnished to us by MGEN and FNIS; (iii) held discussions

New York Office: 445 Park Avenue, New York, NY 10022-4406 (212) 371-8300
Boston Office: One Post Office Square, Suite 3710 Boston, MA 02109 (617) 457-0900
California Office: 3000 Sand Hill Road, Building 2, Suite 190, Menlo Park, CA 94025 (650) 854-9111

Special Committee of the Board of Directors
June 1, 2002
Page

Needham & Company, Inc.

with members of management of MGEN and FNIS concerning the current and future business prospects of MGEN and FNIS; (iv) reviewed and discussed with members of management of MGEN and FNIS certain financial forecasts and projections prepared by such management; (v) reviewed the historical stock prices and trading volumes of FNIS Common Stock and MGEN Common Stock; (vi) compared certain publicly available financial data of companies whose securities are traded in the public markets and that we deemed generally relevant to similar data for MGEN and FNIS; (vii) reviewed the financial terms of certain other transactions that we deemed generally relevant; and (viii) performed and/or considered such other studies, analyses, inquiries and investigations as we deemed appropriate.

      In connection with our review and in arriving at our opinion, we have assumed and relied on the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion and have neither attempted to verify independently nor assumed responsibility for verifying any of such information. In addition, we have assumed, with your consent, that (i) any material liabilities (contingent or otherwise, known or unknown) of MGEN and FNIS are as set forth in the financial statements of MGEN and FNIS, respectively, and (ii) there shall be no material amendments to the terms set forth in the Offer. With respect to MGEN’s and FNIS’s financial forecasts provided to us by their respective management, we have assumed for purposes of our opinion that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management, at the time of preparation, of the future operating and financial performance of MGEN and FNIS. We express no opinion with respect to such forecasts or the assumptions on which they were based. With your consent, in connection with our review and in arriving at our opinion, we have not given effect to the acquisition by FNIS of a majority interest in Hansen Quality Loan Services, Inc. or the proposed acquisition by FNIS of Factual Data Corp., as each are described in the Prospectus. We have not assumed any responsibility for or made or obtained any independent evaluation, appraisal or physical inspection of the assets or liabilities of MGEN or FNIS or their respective subsidiaries. Further, our opinion is based on economic, monetary and market conditions as they exist and can be evaluated as of the date hereof.

      Our opinion as expressed herein is limited to the fairness, from a financial point of view, of the Exchange Ratio to the holders of the Shares (other than FNIS and the MGEN Affiliates) and does not address (i) any other aspect of the Offer or any transactions related thereto, (ii) the relative merits of the Offer as compared to any alternative business strategies that might exist for MGEN, or (iii) the effect of any other transaction in which MGEN might engage. Our opinion does not constitute a recommendation to any stockholder of MGEN as to whether such stockholder should tender Shares pursuant to the Offer or as to how such stockholder should vote with respect to any matter relating to any merger or other transaction related to the Offer. We are not expressing any opinion as to the prices at which the FNIS Common Stock or MGEN Common Stock will actually trade at any time.

      In the ordinary course of our business, we may actively trade the equity securities of MGEN, FNIS or FNF for our own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

      This letter and the opinion expressed herein are provided at the request and for the information of the Special Committee of the Board of Directors of MGEN and may not be quoted or referred to or used for any purpose without our prior written consent, except that this letter may be disclosed in connection with any Solicitation/ Recommendation Statement on Schedule 14D-9 used in connection with the Offer so long as this letter is quoted in full in such Solicitation/ Recommendation Statement and we are provided with a reasonable opportunity to review such Solicitation/ Recommendation Statement prior to any public dissemination.

Special Committee of the Board of Directors
June 1, 2002
Page

Needham & Company, Inc.

      Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of the Shares (other than FNIS and the MGEN Affiliates) from a financial point of view.

Very truly yours,

Needham & Company, Inc.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit (a)(1)	Prospectus dated May 30, 2002 included in Fidelity National Information Solutions, Inc.’s Registration Statement on Form S-4, Registration No. 333-89418, filed on May 30, 2002 (the “Form S-4”)(1)
Exhibit (a)(2)	Form of Letter of Transmittal, dated May 30, 2002, to holders of the Common Stock of MGEN(2)
Exhibit (a)(3)	Press release issued by Micro General Corporation on May 2, 2002(3)
Exhibit (a)(4)	Press release issued by Micro General Corporation on May 2, 2002(3)
Exhibit (a)(5)	Complaint titled David Osher vs. Micro General Corporation, et al., C.A. No. 19593 (Del. Ch.) (filed April 30, 2002)(4)
Exhibit (a)(6)	Complaint titled Helen Lapinski vs. Micro General Corporation, et al., C.A. No. 19594 (Del. Ch.) (filed April 30, 2002)(4)
Exhibit (a)(7)	Complaint titled John Calabria vs. Micro General Corporation, et al., C.A. No. 19595 (Del. Ch.) (filed April 30, 2002)(4)
Exhibit (a)(8)	Order of Consolidation of Court of Chancery of the State of Delaware, dated May 22, 2002
Exhibit (a)(9)	Letter to Stockholders from Micro General Corporation’s Chief Executive Officer, John R. Snedegar, dated June 11, 2002
Exhibit (e)(1)	Excerpted portions of Micro General Corporation’s Annual Report on Form 10-K/ A for the year ended December 31, 2001(5)
Exhibit (e)(2)	Amended and Restated Certificate of Incorporation of Micro General Corporation (as amended to date)(6)
Exhibit (e)(3)	Certificate of Amendment of Certificate of Incorporation of Micro General Corporation(6)
Exhibit (e)(4)	Amended and Restated Bylaws of Micro General Corporation(7)
Exhibit (e)(5)	System Development, Maintenance and Information Technology Agreement, dated as of August 2, 2001, by and between Micro General Corporation and Fidelity National Financial, Inc.(7)
Exhibit (e)(6)	System Development, Maintenance and Information Technology Agreement, dated as of August 2, 2001, by and between Micro General Corporation and Fidelity National Information Solutions, Inc.(7)
Exhibit (e)(7)	Convertible Note Purchase Agreement, dated as of December 15, 1999, by and between Micro General Corporation and Cal West Services Corporation(7)
Exhibit (e)(8)	Credit Agreement, dated as of December 22, 1999, as modified July 23, 2001, by and between Micro General Corporation and Imperial Bank(7)
Exhibit (e)(9)	Form of Tender Agreement entered into by Fidelity National Financial, Inc., William P. Foley, II, John R. Snedegar, Patrick F. Stone, Richard H. Pickup and certain entities controlled by them whereby such parties agree to tender their shares of Micro General Corporation Common Stock to Fidelity National Information Solutions, Inc. in the Offer(8)
Exhibit (e)(10)	Form of Agreement Regarding Outstanding Options and Warrants entered into by Fidelity National Financial, Inc., Cal West Services Corporation and Dito Caree, LP whereby such parties agree to an increase in the exercise or conversion price of options, warrants and other convertible securities held by them(8)

(1)	Filed with the Securities and Exchange Commission on May 30, 2002 on Form S-4 and incorporated herein by reference

(2)	Filed with the Securities and Exchange Commission on May 30, 2002 as an exhibit to Form S-4 and incorporated herein by reference

(3)	Filed with the Securities and Exchange Commission on May 2, 2002 pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-9 of the Securities and Exchange Act of 1934, as amended, and incorporated herein by reference

(4)	Filed with the Securities and Exchange Commission as an exhibit to Fidelity National Information Solution, Inc.’s Quarterly Report on Form 10-Q/ A for the fiscal quarter ended March 31, 2002 and incorporated herein by reference

(5)	Filed with the Securities and Exchange Commission on Micro General Corporation’s Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2001 and incorporated herein by reference

(6)	Filed with the Securities and Exchange Commission as an exhibit to Micro General Corporation’s Annual Report on Form 10-K/ A for the fiscal year ended December 25, 1988 and incorporated herein by reference

(7)	Filed with the Securities and Exchange Commission as an exhibit to Micro General Corporation’s Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2001 and incorporated herein by reference

(8)	Filed with the Securities and Exchange Commission on May 30, 2002 as an exhibit to Fidelity National Information Solution, Inc.’s Schedule TO-T and incorporated herein by reference